SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 September, 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number                     Exhibit Description

99.1                                         R C North steps down as CEO

15th September 2004

InterContinental Hotels Group PLC announces that Richard North will be stepping down as Chief Executive

The Board of InterContinental Hotels Group PLC announces that by mutual agreement Richard North will be stepping down as Chief Executive and as a Director at the end of September 2004.

Richard North has been Chief Executive of InterContinental Hotels Group PLC since October 2002. He has managed the Group during its early life as a separate company, successfully leading the demerger from Six Continents, the reorganisation of the business, the strengthening of the management team and the setting of a new strategic direction. The priority for the business has centred on reducing capital intensity but now our future is increasingly focused on growing our global brands in a predominantly managed and franchised hotel system. The execution of this strategy needs different leadership skills based on brand development and operations. A search is underway for a successor and an appointment will be made as soon as possible. In the meantime David Webster, the non-executive Chairman, will take on the role of interim Chief Executive.

David Webster, Chairman, said:

"We are grateful to Richard North for leading InterContinental Hotels Group PLC during its early life as a new and separate company. He was the right man for the role and has achieved notable success. He goes with our good wishes and thanks.

"We believe that this is the right time to make this change. It will not in any way affect our core strategy. In fact, it reinforces it.

"The group is in good shape and we reported strong Interim Results last week fully in line with market expectations.

"As interim Chief Executive I inherit from Richard North an excellent team including three strong Regional Presidents, Steve Porter, Richard Hartman and Patrick Imbardelli, a respected Chief Financial Officer, Richard Solomons, and three talented heads of functions Peter Gowers of Global Brand Services, Jim Larson of Human Resources, and Richard Winter of Corporate Services."

Richard North said:

"It has been a great privilege to lead this company during the last two years. We endured a difficult period early on and have made excellent progress executing the strategy which I established at the outset. The re-organisation of the company was completed last year and the senior management team greatly strengthened. We cut costs and capital expenditure and we have begun the radical reduction in capital intensity. As of today we have sold, or are in the process of selling, over GBP2.2bn of assets at book value and we have announced returns to shareholders which, when completed, will total GBP1bn. Finally, our trading performance is markedly improved with an 86% increase in earnings per share at the interim stage. All this is reflected in the progress of our share price, which is up from 372 pence on the first day of trading to 620.5 pence last night.

"It is now only a matter of time before the company becomes one predominantly about brands, franchising and management. I would have loved to continue to manage InterContinental Hotels Group PLC as it evolves to become the world's leading hospitality brand owner. But I recognise that someone else whose whole business background has been developing and managing brands may be better placed to ensure the company achieves this vision and creates maximum value for shareholders. I am therefore leaving InterContinental Hotels Group PLC and wish it, our owners and partners around the world and our fantastic employees all the best for the future."

For further information, please contact:

David Webster, Non-Executive Chairman,        +44 1753 410448
InterContinental Hotels Group

Fiona Antcliffe, Brunswick Group                     +44 7974 982546

Nigel Prideaux, Brunswick Group                     +44 20 7404 5959

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's most global hotel company and the largest by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 538,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn ® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet - www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn Hotels & Resorts, www.hiexpress.com for Holiday Inn Express hotels, www.staybridge.com for Staybridge Suites hotels, www.candlewoodsuites.com for Candlewood Suites hotels, www.hotelindigo.com for Hotel Indigo properties and for the Group's rewards programme, www.priorityclub.com.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	15 September, 2004